Peak to Be Featured on Wall Street Reporter's "Next Super Stock" Livestream Conference on September 24, 2020

Montreal, Quebec--(Newsfile Corp. - September 22, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, announced today that its CEO, Johnson Joseph, will be presenting at Wall Street Reporter's "Next Super Stock" livestream conference on Thursday September 24, 2020.

Mr. Joseph will walk the audience through the Company's updated executive summary presentation followed by an interactive question and answer period. The 20-minute presentation will take place at 1:00 pm EST on Thursday, September 24, 2020.

Those interested can sign up to attend the event at https://bit.ly/2RIQ0wx.

About "Next Super Stock Live!" conference:

Wall Street Reporter's "NEXT SUPER STOCK Live!" conference is dedicated to featuring select companies that have near-term catalysts in place which can drive transformational growth (and stock appreciation) in the months ahead.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

To view the source version of this press release, please visit https://www.newsfilecorp.com/release/64389